UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Fuling Global Inc.

(Name of the Issuer)

Fuling Global Inc.
Fuling ParentCo Inc.
Fuling MergerCo Inc.
Ms. Guilan Jiang
Silver Trillion Investments Limited
Ms. Sujuan Zhu
Celestial Sun Holdings Limited
Mr. Qian (Eugene) Hu
Zheng Hui Investments Limited
Mr. Xinzhong Wang
Charm Grow Holdings Limited
Mr. Jinxue Jiang
Tengyu International Limited
Mr. Qijun Huang
Harvest Wind Investment Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G3729B 102
(CUSIP Number)

Fuling Global Inc. 88 Jintang South Ave., East New District Wenling, Zhejiang Province People’s Republic of China 317509 Telephone: +86 576 8662 3058	Fuling ParentCo Inc. Fuling MergerCo Inc. c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098

Ms. Guilan Jiang Silver Trillion Investments Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098	Ms. Sujuan Zhu Celestial Sun Holdings Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098

Mr. Qian (Eugene) Hu Zheng Hui Investments Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098	Mr. Xinzhong Wang Charm Grow Holdings Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098

Mr. Jinxue Jiang Tengyu International Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098	Mr. Qijun Huang Harvest Wind Investment Limited P1-5B, Swan Castle, Overseas Chinese Town Nanshan District, Shenzhen, Guangdong Province People’s Republic of China 518053 Telephone: +86 755 8623 1682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Laura Luo, Esq. King & Wood Mallesons LLP 500 Fifth Avenue, 50th Floor New York, NY 10110, USA Telephone: +1 212 319 4755	Anthony W. Basch, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219, USA Telephone: +1 804 771 5700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535 5577

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

US$11,093,008.15	US$1,439.87

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $2.35 for 4,720,429 issued and outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Table of Contents

Item 15	Additional Information	2

Item 16	Exhibits	3

i

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3 (“this Final Amendment”), together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Fuling Global Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”); (b) Fuling ParentCo Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), (c) Fuling MergerCo Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), (d) Ms. Guilan Jiang (“Ms. Jiang”), founder, chairwoman of the board of directors of the Company (the “Board”) and chief operating officer of the Company, and Silver Trillion Investments Limited (“Silver Trillion” or the “Founder Entity”), a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Ms. Jiang; (e) Ms. Sujuan Zhu, a director of the Company and an extended family member of Ms. Jiang, and Celestial Sun Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Ms. Sujuan Zhu; (f) Mr. Qian (Eugene) Hu, a family member of Ms. Jiang, and Zheng Hui Investments Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Mr. Qian (Eugene) Hu; (g) Mr. Xinzhong Wang, an extended family member of Ms. Jiang, and Charm Grow Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Mr. Xinzhong Wang; (h) Mr. Jinxue Jiang, an extended family member of Ms. Jiang, and Tengyu International Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Mr. Jinxue Jiang ((d) to (h) together, the “Rollover Shareholders” and Ms. Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang, collectively, the “Founder Family Members”); and (i) Mr. Qijun Huang (“Mr. Huang” or the “Sponsor’), an individual financial investor, and Harvest Wind Investment Limited (“Harvest Wind” or the “Sponsor Entity”), a corporation incorporated under the laws of Hong Kong Special Administrative Region of the People’s Republic of China and controlled by Mr. Qijun Huang (together with the Rollover Shareholders, the “Buyer Group”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 15 Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On November 20, 2020, at 10:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at Nanhai Meeting Room 6, Hilton Shenzhen Shekou Nanhai Hotel, No. 1177 Wanghai Road, Nanshan District, Shenzhen, Guangdong, 518067 China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, the Plan of Merger in the form attached as Exhibit A to the Merger Agreement, and the transactions contemplated thereby, including the Merger, and authorized each member of the Special Committee, the chief executive officer of the Company, and the chief financial officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

On November 20, 2020, the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on November 20, 2020. As a result of the Merger, the Company became wholly owned by Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive an amount in cash equal to US$2.35 in cash per Share without interest and net of any applicable withholding taxes, except for (a) 11,083,334 Rollover Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the Rollover Shareholders issued and outstanding immediately prior to the Effective Time, which were cancelled and ceased to exist without payment of any consideration or distribution therefor; (b) Shares held by Parent, the Company or any of their respective subsidiaries issued and outstanding immediately prior to the Effective Time, which were cancelled and ceased to exist without payment of any consideration or distribution therefor; and (c) Shares (the “Dissenting Shares”) owned by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “CICL”), which were cancelled and ceased to exist in exchange for the right to receive the payment of the fair value of the Dissenting Shares determined in accordance with the provisions of Section 238 of the CICL.

In addition to the foregoing, at the Effective Time, the Company’s 2015 stock incentive plan, together with the ESOP Pool and each Share thereunder, was cancelled and ceased to exist.

As a result of the Merger, the Shares will no longer be listed on the NASDAQ Capital Market (the “NASDAQ”). The Company has requested the NASDAQ to file Form 25 with the SEC to notify the SEC of the delisting of the Company’s Shares on the NASDAQ and withdraw the registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated October 20, 2020 (the “Proxy Statement”).
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)*	Press Release issued by the Company, dated September 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 1, 2020.
(b)	Not applicable.
(c)-(1)*	Opinion of Houlihan Lokey (China) Limited, dated September 1, 2020, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 1, 2020.
(d)-(1)*	Agreement and Plan of Merger, dated as of September 1, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)*	Support Agreement, dated as of September 1, 2020, by and between Parent and Founder Family Members, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(3)*	Equity Commitment Letter, dated as of September 1, 2020, by and between Silver Trillion and Parent, incorporated herein by reference to Exhibit E to Schedule 13D, as amended, filed with the SEC by Rollover Shareholders on September 1, 2020.
(d)-(4)*	Equity Commitment Letter, dated as of September 1, 2020, by and between Harvest Wind Investment Limited and Parent.
(d)-(5)*	Limited Guarantee, dated as of September 1, 2020, by and between Silver Trillion and the Company, incorporated herein by reference to Exhibit G to Schedule 13D, as amended, filed with the SEC by Rollover Shareholders on September 1, 2020.
(d)-(6)*	Limited Guarantee, dated as of September 1, 2020, by and between Harvest Wind Investment Limited and the Company.
(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)*	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

Fuling Global Inc.

By:	/s/ Hong (“Simon”) He
Name:	Hong (“Simon”) He
Title:	Chairman of the Special Committee

Fuling ParentCo Inc.

By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Fuling MergerCo Inc.

By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Guilan Jiang

/s/ Guilan Jiang

Silver Trillion Investments Limited

By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Sujuan Zhu

/s/ Sujuan Zhu

Celestial Sun Holdings Limited

By:	/s/ Sujuan Zhu
Name:	Sujuan Zhu
Title:	Director

Qian (Eugene) Hu

/s/ Qian (Eugene) Hu

Zheng Hui Investments Limited

By:	/s/ Qian (Eugene) Hu
Name:	Qian (Eugene) Hu
Title:	Director

[Signature Page to Fuling Global Inc. SC 13E-3/A]

Xinzhong Wang

/s/ Xinzhong Wang

Charm Grow Holdings Limited

By:	/s/ Xinzhong Wang
Name:	Xinzhong Wang
Title:	Director

Jinxue Jiang

/s/ Jinxue Jiang

Tengyu International Limited

By:	/s/ Jinxue Jiang
Name:	Jinxue Jiang
Title:	Director

Qijun Huang

/s/ Qijun Huang

Harvest Wind Investment Limited

By:	/s/ Qijun Huang
Name:	Qijun Huang
Title:	Director

[Signature Page to Fuling Global Inc. SC 13E-3/A]